

Tel: 415-397-7900
Fax: 415-397-2161
www.bdo.com

One Bush Street, Suite 1800
San Francisco, CA 94104

Report of Independent Registered Public Accounting Firm

BTIG, LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying BTIG, LLC's Exemption Report, in which (1) BTIG, LLC identified the following provisions of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which BTIG, LLC claimed an exemption from 15c3-3 (k)(2)(i) and (k)(2)(ii) (the exemption provisions) and (2) BTIG, LLC stated that BTIG, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BTIG, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BTIG, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

February 24, 2017

CONFIDENTIAL DOCUMENT

BTIG, LLC'S EXEMPTION REPORT

BTIG, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):[(2)(i) and (2)(ii)]

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Signature _Brian K Endres_

Date FEBRUARY 24, 2017

Title   Chief Financial Officer